EXHIBIT 4.2

DESCRIPTION OF BIG LOTS, INC.’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of January 30, 2021, Big Lots, Inc. (the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company’s common shares, par value $.01 per share (the “common shares”).

The following summary describes the material features of our capital stock. This summary is subject to, and qualified in its entirety by reference to, our Amended Articles of Incorporation (the “Articles”) and our Amended Code of Regulations (the “Regulations”), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and the applicable provisions of Ohio law.

Authorized Capital Stock

Our authorized capital stock consists of 298,000,000 common shares, par value $.01 per share (the common shares”) and 2,000,000 preferred shares, par value $.01 per share (the “preferred shares”). As of January 30, 2021, there were 35,535,274 common shares issued and outstanding, 81,960,121 common shares held by us in treasury and no preferred shares issued and outstanding.

Common Shares

Holders of our common shares are entitled to:

•one vote for each share held;

•receive dividends when, as and if declared by our board of directors from funds legally available therefor, subject to the rights of holders of preferred shares, if any; and

•share ratably in our net assets legally available to our shareholders in the event of our liquidation, dissolution or winding up, after provision for the distribution of preferential amounts to the holders of preferred shares, if any.

Holders of our common shares have no preemptive, subscription, redemption, conversion, exchange or cumulative voting rights. The rights, preferences and privileges of the holders of our common shares are subject to, and may be adversely affected by, the rights, preferences and privileges of holders of our preferred shares, including any preferred shares that we may designate and issue in the future.

In all director elections other than uncontested elections, plurality voting will apply and the director nominees receiving the greatest number of votes cast for their election will be elected as directors. An “uncontested election” generally means an election of directors at a meeting of shareholders in which the number of nominees for election does not exceed the number of directors to be elected. Our Articles impose a majority vote standard in uncontested elections of directors and our Corporate Governance Guidelines contain a majority vote policy applicable to uncontested elections of directors. Article Eighth of our Articles provides that if a quorum is present at the Annual Meeting, a director nominee in an uncontested election will be elected to our board of directors if the number of votes cast for such nominee’s election exceeds the number of votes cast against and/or withheld from such nominee’s election. The majority vote policy contained in our Corporate Governance Guidelines requires any nominee for director who does not receive more votes cast for such nominee’s election than votes cast against and/or withheld as to his or her election to deliver his or her resignation from our board of directors to the Nominating / Corporate Governance Committee. Upon its receipt of such resignation, the Nominating / Corporate Governance Committee will promptly consider the resignation and recommend to our board of directors whether to accept the resignation or to take other action.

Except as otherwise provided by law or as set forth in “Anti-Takeover Effects of Articles, Regulations and the Ohio General Corporation Law” below, at any shareholder meeting at which a quorum is present all business which comes before such meeting will be determined by the vote of the holders of a majority of the voting power.

Our common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol “BIG.” Our outstanding common shares are fully paid and nonassessable.

Preferred Shares

Our Articles authorize our board of directors to issue, without any further vote or action by our shareholders, subject to certain limitations prescribed by law and the rules of the NYSE, up to an aggregate of 2,000,000 preferred shares in one or more series on such terms as our board of directors may determine. Subject to applicable law, our board of directors is also authorized to fix or change the division of such shares into series and the designation and authorized number of shares of each series; the dividend or distribution rights; dividend rate; liquidation rights, preferences and price; redemption rights and price; sinking fund requirements; voting rights; pre-emptive rights; conversion rights; restrictions on issuance of shares; and such other rights, preferences and limitations as shall not be inconsistent with our Articles. Absent a determination by our board of directors to establish different voting rights, holders of preferred shares will be entitled to one vote per share on matters to be voted upon by the holders of common shares and preferred shares voting together as a single class, except that the Ohio General Corporation Law entitles the holders of preferred shares to exercise a class vote on certain matters.

Our board of directors may authorize the issuance of preferred shares with voting, conversion or other rights that could adversely affect the voting power or other rights of the holders of our common shares. The issuance of preferred shares could have the effect of decreasing the market price of our common shares, decreasing the amount of earnings and assets available for distribution to holders of our common shares and creating restrictions upon the payment of dividends and other distributions to holders of our common shares.  The issuance of preferred shares also could have the effect of delaying, deterring or preventing a change in control of us without further action by our shareholders.

Anti-Takeover Effects of Articles, Regulations and the Ohio General Corporation Law

Certain provisions in our Articles and Regulations and the Ohio General Corporation Law could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could also adversely affect the market price of our common shares.

Blank Check Preferred Shares. As discussed above under “— Preferred Shares,” our Articles authorize our board of directors to issue, without any further vote or action by our shareholders, subject to certain limitations prescribed by law and the rules of NYSE, up to an aggregate of 2,000,000 preferred shares in one or more classes or series. Our board of directors may authorize the issuance of preferred shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common shares. The issuance of preferred shares could have the effect of decreasing the market price of our common shares. The issuance of preferred shares also could have the effect of delaying, deterring or preventing a change in control without further action by our shareholders.

Limited Shareholder Action by Written Consent. Section 1701.54 of the Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be approved by all shareholders who would be entitled to notice of such meeting, except that, pursuant to Section 1701.11 of the Ohio General Corporation Law, a corporation’s code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the corporation’s articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. Our Regulations provide that they may be amended without a meeting by the written consent of holders of shares entitling them to exercise two-thirds of our voting power of the corporation. This provision may have the effect of delaying, deferring or preventing a tender offer, takeover attempt or other corporate action subject to approval by our shareholders.

Calling of Special Meetings of Shareholders. Pursuant to our Regulations, special meetings of shareholders may be called only by the chairman of the board, the chief executive officer, the president, or, in case of the president’s absence, death, or disability, the vice president or other officer authorized to exercise the authority of the president; the secretary; the directors by action at a meeting, or a majority of the directors acting without a meeting; or the holders of at least twenty-five percent (25%) of all shares outstanding and entitled to vote thereat.

Control Share Acquisition Act. Section 1701.831 of the Ohio General Corporation Law, known as the Control Share Acquisition Act, provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any acquisition of shares of an “issuing public corporation” that would entitle the acquirer to exercise or direct the voting power of the “issuing public corporation” in the election of directors within any of the following ranges:

•one-fifth or more but less than one-third of such voting power;

•one-third or more but less than a majority of such voting power; and

•a majority or more of such voting power.

An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices or substantial assets within Ohio, and as to which no close corporation agreement exists. The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Control Share Acquisition Act.

Merger Moratorium Statute. Chapter 1704 of the Ohio Revised Code, known as the Merger Moratorium Statute, prohibits specified business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and an “Interested Shareholder” (as such term is defined in Section 1704.01 of the Ohio Revised Code) for a period of three years after a person becomes an Interested Shareholder, unless, prior to such date, the directors approved either the business combination or other transaction or approved the acquisition that caused the person to become an Interested Shareholder. Under the Merger Moratorium Statute, an Interested Shareholder generally includes any beneficial owner of shares of an Ohio corporation who, alone or with others, may exercise or direct the exercise of at least 10% of the voting power of the corporation in the election of directors.

Following the three-year moratorium period, the corporation may engage in the covered transaction with the Interested Shareholder only if:

•the transaction receives the approval of the holders of shares entitling them to exercise at least two-thirds of the voting power of the corporation in the election of directors (or a different proportion specified in the corporation’s articles of incorporation), including at least a majority of the voting shares held by persons other than an Interested Shareholder; or

•the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation’s shares or the amount that would be due to the shareholders if the corporation were to dissolve.

The Merger Moratorium Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Merger Moratorium Statute.